                                                                 Exhibit (a)(10)


F O R T R E S S
INVESTMENT  GROUP  LLC

                                                                     FOR RELEASE


Contact:
Lilly H. Donohue
Vice President, Fortress
212-798-6118


                  FORTRESS EXTENDS CASH TENDER OFFER FOR SHARES
                OF CAPSTEAD MORTGAGE CORPORATION AND RAISES PRICE


NEW YORK, June 12, 2000 B Fortress Investment Fund LLC (together with its affiliates, AFortress@) announced today that it will extend its fixed price cash tender offer to purchase common stock of Capstead Mortgage Corporation (NYSE:
CMO) for ten business days and raise the price at which it will purchase the stock to $9.00 per share, net to the seller. The extension period of Fortress= tender offer will expire at 12:00 Midnight, New York City time, on Friday, June 24, 2000.

During the initial tender period, which expired on Friday, June 9, 2000, approximately 745,186 shares of common stock of Capstead Mortgage Corporation were tendered.

Fortress is a real estate opportunity fund located in New York with over $870 million of private equity capital. Fortress focuses on real estate-related investments worldwide.

Merrill Lynch & Co. is acting as Dealer-Manager for this tender offer.